SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

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BioLineRx Ltd.
(Translation of Registrant’s name into English)

_______________________

P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel
(Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

Item 1.01 Effectiveness of a Material Agreement

On September 4, 2012, BioLineRx Ltd. announced that it had entered into an agreement (the “Agreement”) with Biokine Therapeutics Ltd. to in-license the rights to BL-8040 for the treatment of acute myeloid leukemia, as well as other types of hematological cancer. The closing of the transaction was subject to formal approval of the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade and Labor (the “OCS”). The approval of the OCS was obtained on January 14, 2013, and therefore the transaction has now closed and the Agreement has become effective according to its terms.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

Dated: January 16, 2013